

June 26, 2015

Alan Lowe
President and Chief Executive Officer
Lumentum Holdings Inc.
430 N. McCarthy Blvd.
Milpitas, CA 95035

      Re: **Lumentum Holdings Inc.**
              Amendment No. 2 to Form 10-12B
              Filed June 17, 2015
              File No. 001-36861

Dear Mr. Lowe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Summary

The Separation and Distribution, page 12

1.   We note that JDSU intends to retain approximately 19.9% of Lumentum stock after the spin-off transaction and stock distribution to JDSU shareholders. Please describe the purpose, effects, and business reasons for retaining Lumentum stock after the spin-off.

2.   Please provide us with the legal analysis whereby you determined that, despite the retention of 19.9% of the Lumentum shares by Viavi, and subsequent disposal of these shares by Viavi no later than three years after the distribution, the spin-off of Lumentum shares is pro rata to parent shareholders. Please refer to Staff Legal Bulletin 4.

3.   Please revise your chart disclosure on page 34 to indicate the retention of Lumentum shares by Viavi.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Ed Batts
        DLA Piper